SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                            ____________________

                                SCHEDULE 13D

                  Under the Securities Exchange Act of 1934


                            Phoenix Network, Inc.
                              (Name of Issuer)

                                Common Stock
                       (Title of Class of Securities)

                                 7189 10102
                               (CUSIP Number)

                             Richard J. Emmerich
                       Global Capital Management, Inc.
                             601 Carlson Parkway
                                  Suite 200
                         Minnetonka, Minnesota 55305
                               (612) 476-7200
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                               January 7, 1998
           (Date of Event Which Requires Filing of This Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].



                       (continued on following pages)
   CUSIP No. 7189 10102                                      Schedule 13D


        1) Name of Reporting Persons/S.S. or I.R.S. Identification Nos. of Above Persons
                  Global Capital Management, Inc./FEIN 41-1625323

        2)   Check the Appropriate Box if a Member of a Group  (a) [  ]
                                                               (b) [  ]

        3)    SEC Use Only


        4)   Source of Funds
                  WC/OO

        5)   Check if Disclosure of Legal Proceedings is Required
   Pursuant to Item 2(d) or 2(e)                [  ]

        6)   Citizenship or Place of Organization
                            Delaware

        Number of Shares Beneficially Owned by Each Reporting Person
   With:

             7)   Sole Voting Power
                  2,364,900 (See Item 5)

             8)   Shared Voting Power
                  0

             9)   Sole Dispositive Power
                  2,364,900 (See Item 5)

             10)  Shared Dispositive Power
                  0

        11) Aggregate Amount Beneficially Owned by Each Reporting Person 2,364,900 (See Item 5)

        12)  Check if the Aggregate Amount in Row (11) Excludes Certain
   Shares [  ]

        13)  Percent of Class Represented by Amount in Row (11)
                  7.0% (See Item 5)

        14)  Type of Reporting Person
                  CO





                              Page 2 of 7 Pages
                                SCHEDULE 13D

   ITEM 1.   SECURITY AND ISSUER.

        This Schedule 13D relates to the common stock, $.001 par value ("Common Stock"), of Phoenix Network, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 13952 Denver West Parkway, Bldg. 53, Golden, Colorado 80402.

   ITEM 2.   IDENTITY AND BACKGROUND.

        This Schedule 13D is being filed by Global Capital Management, Inc., a Delaware corporation ("Global"). Global manages private investment vehicles. Global is the general partner of Global Bermuda Limited Partnership, a Bermuda limited partnership (the "Partnership"). Global is also the investment manager of Lakeshore International, Ltd., a Bermuda limited liability company ("Lakeshore"; the Partnership and Lakeshore are referred to collectively herein as the "Investors"). The directors and executive officers of Global are Richard J. Emmerich, John D. Brandenborg, and Michael J. Frey (the "Directors"), who are principally employed, respectively, as President and Chief Executive Officer, Vice President and Treasurer, and Vice President and Secretary of Global. All of the Directors are U.S. citizens.

        The principal office of Global is located at 601 Carlson Parkway, Suite 200, Minnetonka, Minnesota 55305, which is also the business address of Messrs. Emmerich, Frey and Brandenborg.

        During the last five years, neither Global nor any of the Directors has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction subjecting it or him to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.















                              Page 3 of 7 Pages
   ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        The shares of Common Stock held by the Investors (the "Shares") were acquired through margin accounts with Morgan Stanley & Co. Incorporated. Credit extended in margin accounts is not allocable to particular positions. The aggregate amount of funds expended by the Investors in purchasing the Shares (including commissions) was $2,046,105.

   ITEM 4.   PURPOSE OF TRANSACTION.

        The Investors acquired the Shares for trading and investment purposes.

        Neither Global nor the Directors have any plans or proposals which relate to or would result in transactions of the kind described in paragraphs (a) through (j) of Item 4 of Schedule 13D, except that Global may from time cause the Investors to acquire additional shares of Common Stock for trading and investment purposes or to sell shares of Common Stock long or short in the market or in negotiated transactions.

   ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

        (a) Global is the beneficial owner of an aggregate of 2,364,900 shares of Common Stock of the Issuer. The Issuer's Form 8-K dated January 6, 1998 stated that, as of December 31, 1997, the Issuer had 33,572,615 shares of Common Stock outstanding. Based on that number of shares, Global would be deemed to be the beneficial owner of 7.0% of the Issuer's outstanding Common Stock.

        (b) Global has the sole power to vote and to dispose of all of the Shares.

        (c) Schedule A describes each transaction in Common Stock effected by the Investors during the sixty (60) days prior to the date of this Schedule 13D. All such transactions were executed on the American Stock Exchange.

        (d) No person other than the Investors has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Shares.

        (e)  Not applicable.








                              Page 4 of 7 Pages
   ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 herein or between such persons and any other person with respect to securities of the Issuer (other than contracts, arrangements, understandings and relationships generally applicable to portfolio securities of the Investors, such as margin account agreements, the partnership agreement of the Partnership, and the investment management agreement between Global and Lakeshore).

   ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

        No exhibits are required to be filed as part of this Schedule
   13D.





































                              Page 5 of 7 Pages
                                  SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

   Date:     January 16, 1998       GLOBAL CAPITAL MANAGEMENT, INC.



                                    By:     /s/ John D. Brandenborg
                                            -----------------------
                                    Name:   John D. Brandenborg
                                    Title:  Vice-President







































                              Page 6 of 7 Pages
                                 SCHEDULE A
                                 ----------

Transaction Date             Transacting Party               Transaction     Quantity      Price
----------------             -----------------               -----------     --------      -----
     12/30/97          Lakeshore International, Ltd.              Buy          59,500      $.438
     12/31/97          Lakeshore International, Ltd.              Buy         141,500      $.428
     01/06/98          Lakeshore International, Ltd.              Buy         100,000      $.50
     01/07/98          Global Bermuda Limited Partnership         Buy         200,000      $.55
     01/07/98          Lakeshore International, Ltd.              Buy         300,000      $.55
     01/08/98          Lakeshore International, Ltd.              Buy          89,000      $.50
     01/09/98          Lakeshore International, Ltd.              Buy          56,100      $.50
     01/12/98          Lakeshore International, Ltd.              Buy          55,200      $.50
     01/13/98          Lakeshore International, Ltd.              Buy         102,000      $.561
     01/14/98          Lakeshore International, Ltd.              Buy         200,000      $.625





























                                                   Page 7 of 7 Pages